Volaris announces the substitution of its external auditor

Mexico City, Mexico, July 20, 2021 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), an ultra-low-cost airline serving Mexico, the United States of America and Central America, informs that the Board of Directors of the Company, considering best corporate practices stated in the Mexican "Code of Corporate Governance Principles and Best Practices" and the recommendation of the Audit and Corporate Governance Committee, approved the hiring of KPMG Cárdenas Dosal, S.C. ("KPMG"), as its independent external auditor. Accordingly, KPMG will begin with the review of the Company's financial statements as of the third quarter of 2021, replacing Mancera, S.C. (“EY”).

EY had been external auditor of Volaris for fifteen years, providing services in a professional manner, for which the Board of Directors and the Company’s management express their appreciation to the firm for the services provided during the aforementioned period.

EY and Volaris will maintain their business relationship for other services than the audit of the Company's financial statements.

The information included in this report has not been audited and it does not provide information on the Company´s future performance. Volaris´ future performance depends on many factors and it cannot be interred that any period´s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 180 and its fleet from four to 93 aircraft. Volaris offers more than 450 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States with one of the youngest fleets in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations Contact

María Elena Rodríguez / Félix Martínez / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com / +52 55 3104 5264